Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

RISE Education Cayman Ltd

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

76761L102**

(CUSIP Number)

February 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number relates to the American Depository Shares of RISE Education Cayman Ltd (the “Issuer”), each representing two ordinary shares of the Issuer.

CUSIP No. 76761L102

1	Names of Reporting Persons Zhao Bingxian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,439,702
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,439,702
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,439,702
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11	Percent of Class Represented by Amount in Row 9 5.3%
12	Type of Reporting Person IN

Item 1(a). Name of Issuer:

RISE Education Cayman Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

Item 2(a). Name of Person Filing:

This Statement is being filed by Mr. Zhao Bingxian (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

Room 1905 19/F, Silver Twr, Unit 2 North Road, Dong San Huan, Chaoyang dist. Beijing 10027, China.

Item 2(c). Citizenship:

People’s Republic of China.

Item 2(d). Title of Class of Securities:

The class of equity securities of the Company to which this statement on Schedule 13G relates is Ordinary Shares, par value $0.01 per share.

Item 2(e). CUSIP Number:

The CUSIP number of the Company’s American Depositary Shares is 76761L102. Each American Depositary Share represents two Ordinary shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

The Reporting Person holds the below disclosed beneficial ownership through Pioneer Best Holdings Ltd. (holding 2,741,100 ordinary shares). and a subsidiary thereof, Sheng Tong Holdings Ltd. (holding 3,698,602). Pioneer Best Holdings Ltd. is ultimately owned by a trust of which Credit Suisse Trust Limited is the trustee. The Reporting Person is the primary beneficiary of the trust.

(a)	Amount beneficially owned:

6,439,702 Ordinary shares, par value $0.01 per share

(b)	Percent of class:

5.3%

The percentage of the Issuer’s outstanding Ordinary Shares held by the Reporting Person is based on 120,817,312 Ordinary Shares outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) on June 7, 2018.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	6,439,702
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	6,439,702
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2019
(Date)

/s/ Zhao Bingxian
(Signature)

Zhao Bingxian
(Name and Title)